Exhibit 99.2

SR Telecom
Management Discussion and Analysis
of Financial Condition and Results of Operations

The management discussion and analysis (“MD&A”) which follows is provided to assist readers in their assessment and understanding of the financial position, consolidated results of operations and changes in cash flows of SR Telecom Inc. (“SR Telecom” or “the Corporation”) for the three-month period ended March 31, 2006. The following MD&A of financial position, cash flows and results of operations was prepared in accordance with generally accepted accounting principles in Canada and should be read in conjunction with SR Telecom’s December 31, 2005 annual MD&A and annual audited consolidated financial statements as well as the unaudited interim March 31, 2006 first quarter financial statements.

Forward-looking statements

The MD&A may contain forward-looking statements that involve risks and uncertainties that could cause actual results to differ materially from those projected. The forward-looking statements in this MD&A describe the Corporation’s expectations on May 11, 2006. Forward-looking statements may be identified by use of forward-looking terminology such as “believe”, “intend”, “may”, “will”, “expect”, “estimate”, “anticipate”, “continue”, or similar terms, variations of those terms or the negative of those terms. These statements are based on certain assumptions and analyses made by management in light of its experience and perception of historical trends, current conditions and expected future developments as well as other factors it believes appropriate in the circumstances. However, whether actual results and developments will confirm management’s expectations and predictions is subject to a number of risks and uncertainties, including among other things, the risks factors discussed in this MD&A. Consequently, all of the forward-looking statements made in this document are qualified by these cautionary statements, and there can be no assurance that the actual results or developments anticipated by management will be realized or, even if substantially realized, that they will have the expected consequences to or effects on the Corporation and its subsidiaries or their businesses or operations. The reader is cautioned not to rely on these forward-looking statements. The Corporation disclaims any obligation to update these forward-looking statements even if new information becomes available as a result of future events or for any other reason.

Fresh start accounting

On November 30, 2005, pursuant to the terms of the Corporation’s 10% redeemable secured convertible debentures due October 15, 2011 (“Convertible Debentures”), $10.0 million principal amount of the Convertible Debentures and accrued interest payable in kind thereon were converted on a pro rata basis among all holders of Convertible Debentures into approximately 47.3 million common shares at the conversion price of approximately $0.217 per common share. Immediately after the conversion, those holders of Convertible Debentures held approximately 72.9% of the then outstanding common shares. Effective November 30, 2005, the date of the conversion, the Corporation adopted fresh start accounting. Accordingly, the Corporation reclassified the deficit that arose prior to the conversion to a separate account within shareholders’ equity and re-valued its assets and liabilities and adjusted their carrying values to reflect the enterprise value of the Corporation. The enterprise value was determined based on several traditional valuation methodologies, utilizing projections developed by management including discounted cash flow analysis and comparable company trading analysis. The revaluation adjustments were accounted for as a capital transaction and are recorded within the pre-fresh start accounting deficit.

Comparative financial statements for periods prior to December 1, 2005 have been presented pursuant to regulatory requirements. In reviewing these comparative financial statements, readers are reminded that they do not reflect the effects of the application of fresh start accounting.

Overview

SR Telecom provides fixed wireless access solutions for voice, data and Internet access applications. SR Telecom designs, markets and sells fixed wireless products to telecommunications service providers, who in turn use the products to provide their subscribers with a full range of telecommunications services. SR Telecom also offers full turnkey services to its customers. Most of SR Telecom’s sales are international, with its fixed wireless systems currently being used by telecommunications service providers in over 110 countries worldwide. These customers include large incumbent local exchange carriers as well as competitive local exchange carriers and private operators of telecommunications systems. In addition, through its majority-owned subsidiary, Comunicacion y Telefonia Rural (“CTR”), SR Telecom provides local telephone service and Internet access to residential, commercial and institutional customers, and operates a network of payphones in a large, predominantly rural area of Chile.

Recent Developments

•
On April 10, 2006, the Corporation announced the completion of an agreement with Microelectronics Technology Inc. (MTI) for the co-design of advanced WiMAX access radio systems. The collaboration commenced immediately.

•
On March 27, 2006, the Corporation announced the completion of a multi-year agreement to outsource its manufacturing operations in order to increase competitiveness. As a result, 66 positions will be eliminated. Severance and termination costs amounting to $0.3 million were accrued for in the first quarter of 2006. Management expects all outsource manufacturing of its non-WiMAX products to be completed by May 31, 2006.

•
On February 28, 2006, SR Telecom announced that it had signed an agreement with Axtel S.A. de C.V. for a purchase commitment of US$10.0 million. Shipments began immediately with deployment and services scheduled through the second quarter of 2006.

•
On February 2, 2006, SR Telecom completed a $50.0 million private placement of common shares and the conversion of certain Convertible Debentures into common shares. As a result, the Corporation issued 333.3 million common shares and converted approximately $58.4 million of Convertible Debentures plus interest paid in kind into 280.9 million common shares. On January 24, 2006, the Corporation extended the opportunity for a period of approximately fifteen business days to all other holders of convertible debentures that were eligible under applicable securities legislation to subscribe to common shares at $0.15 per share, on the condition that they convert their convertible debentures. Such additional investments resulted in the issuance of 28.5 million additional common shares for gross proceeds to the Corporation of $4.3 million as well as the conversion of approximately $4.2 million of Convertible Debentures plus interest paid in kind into 20.4 million common shares on February 27, 2006. At the close of these transactions, there were a total of 728.9 million common shares of the Corporation outstanding. The proceeds of the private placements are being used to fund the Corporation’s current working capital requirements.

Critical Accounting Policies and Estimates

SR Telecom’s consolidated financial statements are based on the selection and application of accounting policies, which require SR Telecom’s management to make significant estimates and assumptions. These estimates and assumptions are developed based on the best available information and are believed by management to be reasonable under existing circumstances. New events or additional information may result in the revision of these estimates over time. Refer to SR Telecom’s annual MD&A for discussions of such critical accounting policies and estimates.

Going Concern Assumption

The accompanying consolidated financial statements have been prepared on a going concern basis. The going concern basis of presentation assumes that the Corporation will continue in operation for the foreseeable future and will be able to realize its assets and discharge its liabilities and commitments in the normal course of business.

The Corporation’s continuation as a going concern is dependent upon, amongst other things, the continuing support of the Corporation’s lenders, attaining a satisfactory revenue level, the support of its customers, continued sales to the Corporation’s customers, a return to profitable operations and the ability to generate sufficient cash from operations. These matters are dependent on a number of items outside of the Corporation’s control and there is uncertainty about the Corporation’s ability to successfully execute its plans.

During the quarter ended March 31, 2006, the following transactions and other actions, aimed at addressing the uncertainties described above, occurred:

•
On February 2, 2006, the Corporation completed a $50.0 million private placement for 333.3 million common shares and converted approximately $58.4 million of Convertible Debentures plus accrued interest payable in kind thereon into 280.9 million common shares. On February 27, 2006, the Corporation completed a private placement of an additional $4.3 million for 28.5 million common shares and converted approximately $4.2 million of Convertible Debentures plus accrued interest payable in kind thereon into 20.4 million common shares. The proceeds of the private placements are being used to fund the Corporation’s current working capital requirements.

SR Telecom Inc. 8150 Trans-Canada Hwy. Montreal QC H4S 1M5 T (514) 335.1210 F (514) 334.7783
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•
On March 27, 2006, the Corporation announced the completion of a multi-year agreement to outsource its manufacturing operations in order to increase its competitiveness. Management expects all outsource manufacturing of its non-WiMAX products to be completed by May 31, 2006.

•	During the first quarter of 2006, the Corporation continued its restructuring activities to reduce costs.

Management believes that with the above actions, plans and the support of the Corporation’s current shareholders, lenders and customers, it will be able to continue operating as a going concern. There can, however, be no assurance that such actions and plans described above will be sufficient to allow the Corporation to continue as a going concern.

SR Telecom Selected Consolidated Financial Data

	As at	As at
	March 31, 2006	December 31, 2005
Consolidated Balance Sheets

Total assets	221,106	187,551
Long-term debt	88,393	129,498
Total liabilities	121,211	166,203
Capital stock	349,788	230,086
Shareholders' equity	99,895	21,348

	Three months ended	Three months ended
	March 31, 2006	March 31, 2005
Consolidated Statement of Operations

Revenues	24,288	14,347
Restructuring, asset impairment and other charges	2,446	59
Operating loss from continuing operations	(10,338)	(10,307)
Loss from continuing operations	(14,084)	(13,425)
Earnings (loss) from discontinued operations	509	(341)
Net loss	(13,575)	(13,766)

Basic and diluted
Loss per share from continuing operations	(0.03)	(0.76)
Loss per share from discontinued operations	-	(0.02)
Net loss per share	(0.03)	(0.78)

Weighted average number of common shares oustanding	486,298	17,610
Dividends per common share	-	-

Results of Operations

SR Telecom operates in two business segments. The first is the Wireless Telecommunications Products Business Segment (“Wireless”) and the second is the Telecommunications Service Provider Business Segment (“CTR”).

The following table outlines the breakdown of revenues from continuing operations by segment:

	Three months ended	Three months ended
	March 31, 2006	March 31, 1005
Wireless Telecommunication Products Business Segment	78.9%	64.2%
Telecommunications Service Provider Business Segment	21.1%	35.8%

SR Telecom Inc. 8150 Trans-Canada Hwy. Montreal QC H4S 1M5 T (514) 335.1210 F (514) 334.7783
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Wireless Telecommunication Products revenue from continuing operations (“wireless revenue”) increased as a percentage of total revenue from 64.2% in the first quarter of 2005 to 78.9% in the first quarter of 2006. This increase resulted from a significant increase in wireless product revenue in the first quarter of 2006 compared to the first quarter of 2005 as opposed to the relative stability in revenue experienced in the Telecommunications Service Provider segment in these same periods.

Discontinued operations

Effective December 1, 2005, the Corporation sold substantially all of the assets and the operations of its subsidiary in France, as well as its Australian subsidiary to a subsidiary of Duons Systèmes of Paris, France (Purchaser). With this transaction, the Corporation effectively disposed of its Swing product line operations.

The results of operations and the cash flows of the Swing product line operations have been presented in the consolidated financial statements as discontinued operations. Prior to their sale, the Swing product line operations were presented as part of the Wireless Telecommunications Products segment. The wireless segment results expressed in this MD&A do not include these discontinued operations and are presented on a continuing operations basis.

The results of discontinued operations are as follows:
	Three months ended	Three months ended
	March 31, 2006	March 31, 2005
	$	$

Revenues of discontinued operations	-	3,550
Pretax earnings (loss) of discontinued operations	509	(334)
Net earnings (loss) from discontinued operations	509	(341)

In conjunction with the sale of its swing-related operations in December 2005, the Corporation signed an agreement with the Purchaser providing for royalty payments based on revenues earned on certain specific contracts transferred to the Purchaser. During the first quarter of 2006, royalty revenues of $0.5 million were earned.

The cash flows from discontinued operations are summarized as follows:
	Three months ended	Three months ended
	March 31, 2006	March 31, 2005
	$	$

Cash flows provided by operating activities	-	1,798
Cash flows provided by investing activities	-	17
Increase in cash and cash equivalents from discontinued operations	-	1,815

SR Telecom Inc. 8150 Trans-Canada Hwy. Montreal QC H4S 1M5 T (514) 335.1210 F (514) 334.7783
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Wireless Telecommunications Products Business Segment
(from continuing operations)
	2006			2005				2004
		1 month	2 months
		ended	ended
	Q1	Dec. 31	Nov. 30	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1

Revenue	19,165	5,638	4,677	10,315	27,872	9,580	9,213	15,595	24,259	23,607	17,029
Cost of revenue	15,052	4,773	7,736	12,509	18,811	7,829	8,263	13,571	16,577	13,949	11,797
Gross profit	4,113	865	(3,059)	(2,194)	9,061	1,751	950	2,024	7,682	9,658	5,232
Gross profit percentage	21%	15%	(65%)	(21%)	33%	18%	10%	13%	32%	41%	31%
Operating loss from continuing operations	(11,536)	(2,820)	(21,696)	(24,516)	(6,953)	(22,930)	(10,657)	(20,386)	(10,944)	(13,901)	(12,719)
Loss from continuing operations	(14,251)	(5,146)	(21,614)	(26,760)	(14,151)	(24,879)	(12,546)	(33,367)	(6,044)	(14,023)	(14,499)

The Corporation’s sales cycles are long and difficult to predict. Results fluctuate from quarter to quarter depending on the timing of purchase orders, the bidding and winning of sales contracts, as well as other factors beyond the control of the Corporation. The Corporation markets and sells telecommunications products and services to customers around the world, with a focus on developing countries. Doing business with customers in such countries involves many uncertainties. As such, one quarter’s results are not predictive of a future quarter’s performance and general trend analysis is not an adequate indicator of future performance.

First quarter results analysis

A summary of the results of operations from continuing operations expressed as a percentage of revenue from continuing operations for the three months ended March 31, 2006 and 2005 follows:

	Three months ended	Three months ended
	March 31, 2006	March 31, 2005

Revenue	100%	100%
Cost of revenue	79%	90%
Gross profit	21%	10%
Agent commissions	1%	5%
Selling, general and administrative expenses	53%	83%
Research and development expenses, net	15%	38%
Restructuring, asset impairment and other charges	12%	0%
Total operating expenses	81%	126%
Operating loss from continuing operations	(60%)	(116%)
Finance charges, net	16%	17%
(Gain) loss on foreign exchange	(2%)	2%
Income tax expense	0%	1%
Net loss from continuing operations	(74%)	(136%)

Revenue

Revenue from continuing operations by geographic area of operation, based on the location of SR Telecom’s customers, is as follows for the three months ended March 31, 2006 and 2005:

SR Telecom Inc. 8150 Trans-Canada Hwy. Montreal QC H4S 1M5 T (514) 335.1210 F (514) 334.7783
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	Revenue (in thousands)		Percent of Wireless Revenue
	2006	2005	2006	2005

Europe, Middle East and Africa	4,964	3,897	26%	42%
Asia	5,290	3,132	28%	34%
Latin America	7,839	2,024	41%	22%
Other	1,072	160	5%	2%
	19,165	9,213	100%	100%

Revenue in Latin American in dollar terms and as a percentage of wireless revenue increased substantially from $2.0 million or 22% in the three months ended March 31, 2005, to $7.8 million or 41% in the three months ended March 31, 2006, primarily due to an equipment supply contract in Argentina and the realization of a major project in Mexico. Revenue increased in Asia in dollar terms from $3.1 million in the first quarter of 2005 to $5.3 million in the first quarter of 2006 but decreased in percentage terms from 34% in 2005 to 28% in 2006. A large part of the increase in dollar terms relates to equipment sales and a service contract in Bangladesh in the first quarter of 2006 which were not present in 2005. Revenue in Europe, Middle East and Africa also increased in dollars terms from $3.9 million in the first quarter of 2005 to $5.0 million in the first quarter of 2006, but decreased in percentage terms from 42% in 2005 to 26% in 2006. The increase in dollar terms is primarily attributable to increased revenues arising from a major project in Spain.

For the three months ended March 31, 2006, equipment revenue more than doubled to $17.6 million from $7.3 million for the three months ended March 31, 2005. This significant increase is mainly attributable to the effects of increased supplier credit and production ramp-up, especially in the latter weeks of March 2006, as a result of the financing obtained from the private placements in February 2006 as well as an overall increase in sales volumes, namely in Argentina and Bangladesh. Service revenue decreased slightly from $1.9 million in the first quarter of 2005 to $1.6 million in the first quarter of 2006. This decrease was the result of the Corporation’s focus on equipment sales.

The Corporation expects that revenue in the second quarter of 2006 will increase substantially over the first quarter as our backlog increases and our supply chain is re-established.

Revenue from customers that comprised more than 10% of wireless revenue from continuing operations for the three months ended March 31, 2006 is as follows:

			Percent of
		Revenue	Wireless
		(in 000's)	Revenue
Techtel LMDS Communicaciones	Argentina	3,568	19%
Square Informatrix Ltd.	Bangladesh	3,898	20%
Total		7,466	39%

Revenue from customers that comprised more than 10% of wireless revenue from continuing operations for the three months ended March 31, 2005 is as follows:

			Percent of
		Revenue	Wireless
		(in 000's)	Revenue
MCOM Asia Pte Ltd.	Indonesia	1,428	15%
Siemens S.A.	Spain	2,182	24%
Total		3,610	39%

Gross Profit

Gross profit represents total revenue less the cost of revenue. Cost of revenue with respect to equipment revenue consists of manufacturing costs, material costs, labor costs, manufacturing overhead, warranty reserves and other direct product costs. Cost of revenue with respect to service revenue consists of labor costs, travel, telephone, vehicles and other costs that are directly attributable to the revenue recognized.

Gross profit as a percentage of revenue increased to 21% in the first quarter of 2006 from 10% in the first quarter of 2005. The principal drivers of the fluctuations in equipment gross margin are the level of revenue and the product and customer sales mix. Equipment gross profit in dollar terms and percentage terms increased to $4.2 million or 24% for the three months

SR Telecom Inc. 8150 Trans-Canada Hwy. Montreal QC H4S 1M5 T (514) 335.1210 F (514) 334.7783
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ended March 31, 2006 from nil in the three months ended March 31, 2005. The increase in gross profit percentage is mainly attributable to variations in sales mix with increased higher margin product sales as well as a substantial amount of unabsorbed overhead costs. A private placement was completed by the Corporation in February 2006. This resulted in low sales in January and February as the Corporation re-established its supply chain. Lower factory volumes resulted in significant unabsorbed overhead for the same corresponding period. Services gross profit decreased to negative $0.1 million in the first quarter of 2006 from $1.0 million or 51% in the first quarter of 2005, which was largely attributable to losses incurred on the service portion of a large turnkey project in Latin America as well as lower margins realized on service contracts in general as the Corporation continues to focus on equipment sales.

The Corporation expects to see a significant improvement in gross profit in 2006 on a percentage and a dollar basis due to expected savings in operational costs as a result of the outsourcing of the manufacturing to third parties and overall based on the expected increase in sales volumes resulting in lower unabsorbed overhead.

Agent Commissions

Agent commissions consist of payments to agents and representatives who act as an extension of SR Telecom’s international sales and marketing organization. SR Telecom has agents and representatives in several countries globally and uses this network in many cases in lieu of having to maintain a permanent presence in countries where the level, uncertainty and timing of orders do not justify a permanent presence or where the local custom and practice requires the use of local partners. Management throughout the Corporation have confirmed to the senior management the Company’s compliance with the Foreign Corrupt Practices Act of the United States.

Agent commissions as a percentage of revenue decreased to 1% or $0.1 million in the three months ended March 31, 2006, from 5% or $0.5 million in the three months ended March 31, 2005. The decrease in commissions as a percentage of revenue is a function of a change in sales mix.

The Corporation expects commissions as a percentage of revenue to increase in the second quarter of 2006 compared to the current quarter as product mix changes and sales volumes improve.

Selling, General and Administrative Expenses

Selling, general and administrative (SG&A) expenses consist primarily of compensation costs, travel and related expenses for marketing, sales, human resources, finance, executive and management and professional service fees and expenses.

Selling, general and administrative expenses increased by $2.6 million to $10.2 million in the first quarter of 2006 compared to $7.6 million in the first quarter of 2005. This was primarily attributable to a higher depreciation expense relating to an increase in the value of technology and customer relationship assets with the adoption of fresh start accounting. The Corporation’s intangible assets increased by $36.9 million to $42.6 million thereby increasing depreciation expense. Also affecting SG&A were higher professional fees of approximately $0.6 million resulting from consulting and legal expenses pertaining to, among others, the North San Jose lease negotiation and the decision to outsource manufacturing. However, the selling, general and administrative expense to revenue ratio decreased from 83% in the first quarter of 2005 to 53% in the first quarter of 2006 largely as a result of a higher revenue base.

The Corporation expects selling, general and administrative expenses to remain stable in the second quarter of 2006 after taking into effect the charges indicated above without, however, considering new potential one-time charges.

Research and Development Expenses

Research and development expenses consist of compensation costs, the cost of software development tools, consultant fees and prototype expenses related to the design, development and testing of SR Telecom’s products, net of government investment tax credits associated with these activities. The Company has focused its innovation activities on pre-WiMAX and WiMAX product development.

Research and development expenses decreased by $0.6 million to $2.9 million in the first quarter of 2006 from $3.5 million in the first quarter of 2005. This decrease resulted from the fact that the Corporation commenced the ramp up of its research and development plan subsequent to the receipt of funds from the private placement.

The Corporation expects research and development expense to increase in the second and future quarters of 2006 as additional efforts and resources will be allocated to the development of pre-WiMAX and WiMAX products.

SR Telecom Inc. 8150 Trans-Canada Hwy. Montreal QC H4S 1M5 T (514) 335.1210 F (514) 334.7783
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Restructuring, Asset Impairment and Other Charges

During the first quarter of 2006, restructuring charges of $2.4 million were incurred.

These charges were comprised of $1.1. million of severance and termination benefits in relation to the Corporation’s ongoing efforts to reduce its cost structure. These costs primarily related to the Corporation’s decision to outsource its manufacturing as well as to a reduction of 5 employees in the France subsidiary. In total, 74 employees were terminated of which 66 pertained to the Corporation’s decision to outsource manufacturing operations of its non-WiMAX products.

Pursuant to the Corporation’s decision to outsource its manufacturing operations of non-WiMAX products, the Corporation agreed to sell certain manufacturing assets with a carrying value of $1.7 million to the contract manufacturer for $0.4 million. This sale, which was concluded on May 5, 2006, resulted in an impairment charge of $1.3 million. The impairment charge is included in restructuring, asset impairment and other charges in the statement of operations. The manufacturing assets, valued at $0.4 million after the impairment charge, are included in property, plant and equipment on the balance sheet. These transactions are presented as part of the Wireless Telecommunications Products segment.

Finance Charges

Finance charges were $3.1 million in three months ended March 31, 2006, an increase of $1.6 million when compared to $1.5 million in the three month period ended March 31, 2005. The Corporation has incurred interest costs of $2.2 million in the first quarter of 2006 relating to the long-term credit facility that was put into place in the second quarter of 2005. Finance charges of $0.8 million in the first quarter of 2006 continued to be accrued on outstanding convertible redeemable secured debentures bearing interest at 10% of $2.8 million as at March 31, 2006 ($65.4 million prior to the conversion of $58.4 million and $4.2 million in February 2006). The interest expense in the first quarter of 2005 predominantly related to interest charges of $1.4 million on SR Telecom’s senior unsecured debentures of $71.0 million bearing interest at 8.15% prior to the closing of the debenture exchange in the third quarter of 2005.

Going forward, the Corporation expects finance charges to decrease in the remainder of 2006 predominantly due to the conversion of approximately $72.6 million of Convertible Debentures into common shares as part of the mandatory conversion on November 30, 2005, as well as the private placement and follow on offers on February 2, 2006.

Foreign Exchange

SR Telecom’s trade accounts receivable are primarily denominated in US dollars and Euros. The Corporation also has US dollar payables and other liabilities. The Corporation had a foreign exchange gain of $0.4 million in the three months ended March 31, 2006, compared to a foreign exchange loss of $0.2 million in the three months ended March 31, 2005. Gains or losses on foreign exchange relate primarily to fluctuations between the US dollar and the Euro compared to the Canadian dollar. Foreign exchange effects on the Corporation’s US dollar and Euro denominated receivables is the main reason for the foreign exchange gain in 2006.

Income Taxes

The income tax expense in the first quarter of 2006 and the first quarter of 2005 primarily reflect federal capital tax accruals during these periods.

Backlog

Backlog at the end of the first quarter of 2006 stood at $32.8 million, the majority of which will be delivered in the second and third quarters of 2006, up from $28.2 million at the end of 2005. The Corporation’s current backlog is comprised of many short-term orders that turn over quickly and includes purchase orders received from committed deliveries. Currently, with the addition of the Axtel commitment of $10.0 million along with additional new orders that are completed or close to completion, the Corporation expects the backlog to continue to grow.

SR Telecom Inc. 8150 Trans-Canada Hwy. Montreal QC H4S 1M5 T (514) 335.1210 F (514) 334.7783
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Telecommunications Service Provider Business Segment

CTR is a rural telephone service provider in Chile. CTR provides local telephone services to residential, commercial and institutional customers and operates a network of payphones throughout Chile.

CTR’s management is focused on reducing costs and increasing revenues with the objective of maximizing operating cash flows. SR Telecom believes that increased revenue from the installation of more lines for voice and high speed Internet using the angel technology and the access charge increases has contributed to this objective.

	2006	2005						2004
		1 month	2 months
		ended	ended
	Q1	Dec. 31	Nov. 30	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1
Net revenue	5,123	1,734	3,041	4,775	4,776	4,719	5,134	4,278	4,660	5,039	4,607
Operating expenses	3,925	1,446	3,326	4,772	5,503	5,908	4,725	4,398	4,646	4,760	4,866
Operating income (loss)	1,198	288	(343)	(55)	(819)	(1,260)	350	(120)	14	279	(259)
Net income (loss)	167	(14)	(687)	(701)	(8)	(2,243)	(879)	(6,758)	1,494	(1,966)	(1,779)

Net revenue

CTR’s net revenue remained relatively stable in the first quarter of 2006 compared to the first quarter of 2005 at $5.1 million. Net revenue in Chilean peso terms also remained relatively stable at 2.3 billion pesos in the first quarter of 2006 compared to 2.4 billion pesos in the first quarter of 2005. Net revenue depends in part on the mix of access charges on tariffs paid to other service providers by CTR. Although the telecommunications segment rolled out its new urban initiative and recognized long-distance revenue through the establishment of CTR’s long-distance affiliate, Mistral S.A. in 2005, these benefits were offset by low traffic in rural areas due to the growth of cellular services and competition as well as higher traffic costs.

In peso terms, net revenue is expected to increase in the second quarter of 2006 due to the effect of the increase in new high speed Internet access lines and the continued rollout of the Corporation’s new urban initiative as well as the new high speed Internet service for the satellite network.

Operating Expenses

Operating expenses consist of employee compensation costs, travel and related expenses, as well as wire support and maintenance, professional fees and expenses.

Operating expenses decreased to $3.9 million in the first quarter of 2006 compared to $4.7 million in the first quarter of 2005. In Chilean peso terms, operating expenses stood at 1.7 billion pesos compared to 2.2 billion pesos in the first quarter of 2005. The expansion of the urban wireless telecommunications service in several cities in Chile (“urban initiative”) slightly increased operating expenses, however, these were offset by a decrease in depreciation expense as a result of the adoption of fresh start accounting on November 1, 2005, which resulted in a decrease in the book value of the telecommunications network equipment.

CTR will continue to manage their operating expenses while focusing on revenue growth. In peso terms, operating expenses are expected to remain at approximately the same level in the second quarter of 2006 as was experienced in the first quarter of 2006.

Finance Charges

Finance charges for the first quarter of 2006 increased to $0.9 million from $0.7 million in the first quarter of 2005. This increase can be mainly attributable to higher interest rates, partially offset by reduced debt levels as well as the effect of a decline in the US dollar relative to the Canadian dollar on the US dollar interest payments.

SR Telecom Inc. 8150 Trans-Canada Hwy. Montreal QC H4S 1M5 T (514) 335.1210 F (514) 334.7783
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Foreign Exchange

The foreign exchange loss of $0.1 million in the first quarter of 2006, compared to the foreign exchange loss of $0.5 million in the first quarter of 2005 is a function of the effect of fluctuations in the Canadian dollar, US dollar and Chilean peso on the assets and liabilities of CTR, in particular, the US dollar denominated debt.

Consolidated Liquidity and Capital Resources

Cash and Cash Equivalents

The consolidated cash including restricted cash, increased to $39.4 million at March 31, 2006 from $10.2 million at December 31, 2005. The increase is a result of funds issued under the private placement, offset by cash used to fund operations and working capital requirements. Pursuant to the issuance of common shares under the private placements and the related debenture conversions, SR Telecom believes it will have sufficient cash and cash equivalents, short-term investments, and cash from operations going forward to satisfy its working capital requirements and continue operations as a going concern for the next twelve months.

Accounts Receivable

The accounts receivable balance increased to $40.4 million as at March 31, 2006 from $33.0 million as at December 31, 2005. This increased is substantially attributable to an increase in sales volumes in the first quarter of 2006 due to increased supplier credit and production ramp-up, especially in March, resulting from the financing obtained from the private placements as well as an overall increase in sales volumes.

The accounts receivable balance at March 31, 2006 and December 31, 2005 includes a balance of $5.5 million less an allowance for doubtful accounts of $3.7 million related to an accounts receivable from Teleco de Haiti. In December 2001, SR Telecom filed a statement of claim in New York for US$4.9 million against MCI International and Telecommunications d’Haiti, S.A.M., or Teleco de Haiti. The claim was filed pursuant to a clause mandating three party arbitration before the International Court of Arbitration in respect of funds, which ceased flowing to SR Telecom under a Tripartite Agreement between Teleco de Haiti, MCI International and SR Telecom. In the third quarter of 2005, the Corporation determined that the most likely outcome would not result in the full recovery of the receivable and accordingly recorded a provision for doubtful accounts in the amount of $3.7 million. In the fourth quarter of 2005, SR Telecom came to a settlement with MCI and Teleco de Haiti. The settlement has been signed by SR Telecom and MCI, but has not yet been signed by Teleco de Haiti. To date, Teleco de Haiti has not agreed to execute the settlement agreement despite the fact that it agreed to the terms of the settlement in December 2005. The Bankruptcy Court has requested an additional mediation session be held on May 18, 2006 to resolve any outstanding issues preventing Teleco de Haiti from executing the settlement agreement. Final approval of any settlement requires Bankruptcy Court approval. The Corporation expects that the settlement will be finalized in the coming weeks.

Inventory

The inventory balance decreased to $29.4 million as at March 31, 2006 from $30.9 million as at December 31, 2005. The decrease in inventory is largely the result of an increase in sales volumes in the first quarter of 2006, partially offset by a production ramp-up.

As part of the Corporation’s decision to outsource it’s manufacturing operations, the Corporation believes that it will significantly reduce its inventory balances in 2006. The Corporation expects to generate substantial working capital savings from the consumption of its existing inventory.

Investment Tax Credits

Investment tax credits are created from eligible research and development expenditures. To use the recorded investment tax credits of $4.6 million at March 31, 2006, future taxable income from operations or tax planning strategies of approximately $13.8 million is required. Investment tax credits have an initial expiration period of 10 years. SR Telecom’s existing credits have an average remaining life of 4 to 9 years.

Restricted Cash

The restricted cash relates primarily to portions of interest and principal on the US notes payable and performance and bid bonds that support the Corporation’s contracting activities.

SR Telecom Inc. 8150 Trans-Canada Hwy. Montreal QC H4S 1M5 T (514) 335.1210 F (514) 334.7783
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Intangible Assets

The intangible assets included on the balance sheet relate to backlog and related customer relationships as well as the symmetry technology in the amount of $39.8 million. The Corporation is amortizing the intangible assets over their estimated useful lives of 5 years.

Capital Expenditures

Capital expenditures are being kept to the minimum level required to execute SR Telecom’s business plan. CTR’s property, plant and equipment additions were $0.7 million in the first quarter of 2006 compared to $0.5 million in the first quarter of 2005. These expenditures related principally to existing network upgrades and enhancements. Wireless product additions relate to ongoing capital requirements and were $0.3 million in the first quarter of 2006 compared to $0.1 million in the first quarter of 2005. SR Telecom presently has no material commitments for capital expenditures other than further expansion of the Chile urban network, which is estimated at approximately $3.3 million for the remainder of 2006.

Other Assets

Other assets included in the balance sheet at March 31, 2006, amounting to $2.1 million, are comprised of costs incurred for the establishment of the credit facility in the amount of $1.2 million and amounts relating to commitment and payout fees. Incurred in June 2005, the Corporation has recorded amortization of these deferred costs over the term of its current loan agreement.

Accounts Payable and Accrued Liabilities

Trade accounts payable and accrued liabilities decreased to $31.6 million as at March 31, 2006, from $35.6 million as at December 31, 2005. The decrease in trade payables and accrued liabilities is mainly attributable to settlements of old accounts payable as a result of the financing obtained from the private placements, partially offset by increased supplier credit and production ramp-up, especially in March, as well as an overall increase in sales volumes. The Corporation expects that the outsourcing of our manufacturing operations will reduce the outstanding accounts payable balance and free up working capital in 2006.

Long-Term Debt and Shareholders’ Equity

(in 000’s)	March 31,	December 31,
	2006	2005
Lease liability	-	4,197
Long-term liability	1,751	1,749
Long-term credit facility	49,075	47,862
Debentures	270	270
Convertible debentures	2,648	40,630
Long-term debt	34,649	34,790
Equity component of convertible debentures	1,170	27,785
Shareholders’ equity	99,895	21,348

Lease Liability

The lease liability as at December 31, 2005 primarily related to SR Telecom USA Inc.’s San Jose, California operating lease expiring in September 2006, which was assumed with the acquisition of Netro Corporation on September 4, 2003. This location was not in use by SR Telecom USA Inc. At the time of acquisition, the lease liability was recorded as the fair value of future lease payments, less expected sub-leasing revenue. The Corporation had been unable to sub-lease the premises, nor did it expect to be able to sub-lease these premises in the near-term and as a result, increased the liability by $1.6 million in 2004 through eliminating the effect of the expected sub-lease revenue.

As of the second quarter of 2005, the Corporation stopped making its lease payments. In 2005, the landlord of the lease, North San Jose Interests filed a lawsuit against SR Telecom, USA Inc. seeking payment for rent and damages. On January 13, 2006, the Corporation reached a US$3.6 million settlement including transaction costs for the lease liability claims by North San Jose Interests in the amount of $6.9 million (US$5.9 million). As at December 31, 2005, the Corporation recorded

SR Telecom Inc. 8150 Trans-Canada Hwy. Montreal QC H4S 1M5 T (514) 335.1210 F (514) 334.7783
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a lease liability of $4.2 million (US$3.6 million) reflecting the settlement payable. This settlement was paid in the first quarter of 2006.

Long-Term Liability

As at March 31, 2006 and December 31, 2005, the long-term liability was $1.7 million (US$1.5 million), which reflects the fair value of the indemnification provided to the former directors and officers of Netro Corporation as part of the purchase agreement. The change in the long-term liability reflects the effects of foreign exchange.

Long-Term Credit Facility

On May 19, 2005, SR Telecom entered into a US dollar denominated Credit Agreement providing for a credit facility of up to US$39.6 million with a syndicate of lenders, comprised of certain previous holders of the 8.15% debentures, and BNY Trust Company of Canada as administrative and collateral agent. The credit facility is revolving until October 1, 2006, followed by a non-revolving term that extends to October 2, 2011. The credit facility is secured by a first priority lien on all of the existing and after-acquired assets of the Corporation. All four tranches of US$15.9 million, US$11.9 million, US$7.9 million and US$3.9 million were available during the fourth quarter of 2005 and were fully drawn as at March 31, 2006 and December 31, 2005 in the amount of US$39.6 million. The interest on the credit facility is comprised of a cash portion, which is the greater of 6.5% and three-month US Dollar LIBOR rate plus 3.85%, and additional interest payable in cash after October 1, 2006, which is the greater of 7.5% and the three-month US Dollar LIBOR rate plus 4.85%. The additional interest is accrued and included in the Credit Facility as at March 31, 2006 in the amount of $2.8 million ($1.6 million as at December 31, 2005). In addition, the financial terms of the credit facility include the following: a 2% commitment fee based on the facility as they become available and a payout fee of either, at the option of the lender, 5% of the US$39.6 million maximum loan or 2% of distributable value, as defined in the Credit Agreement (which approximates the market capitalization of the Corporation), at maturity, payable by issuing debt or equity.

Long-Term Debt, Debentures and Convertible Redeemable Secured Debentures

The Corporation and the debenture holders entered into an agreement to exchange the then outstanding 8.15% debentures and accrued interest thereon into Convertible Debentures. On August 24, 2005, the debenture exchange closed where all but face value of $270,000 of the 8.15% debentures were exchanged for $75.6 million, face value of new convertible debentures.

The new convertible debentures are convertible into common shares at a rate of approximately 4,606 common shares per $1,000 in principle amount of new convertible debentures, representing a conversion price at closing of approximately $0.217 per common share. Interest on the Convertible Debentures is payable in cash or in kind by the issuance of additional convertible debentures. The convertible debentures are secured as a second lien on all of the assets of SR Telecom, ranking pari passu with the lenders of CTR, and are subordinate to the security of the credit facility.

In accordance with GAAP, the Convertible Debentures are accounted for in accordance with their substance and are presented in their component parts of debt and equity, measured at their respective fair values. As at March 31, 2006, the debt component is $2.6 million ($40.6 million as at December 31, 2005), including $0.9 million of accreted interest ($0.7 million as at December 31, 2005) plus interest paid in kind in the amount of $0.1 million ($2.3 million as at December 31, 2005) and the equity component is $1.2 million ($27.8 million as at December 31, 2005).

On February 2, 2006, the Corporation converted approximately $58.4 million of Convertible Debentures and accrued interest payable in kind thereon into 280,881,314 common shares. In addition, on February 27, 2006, the Corporation converted approximately $4.2 million of Convertible Debentures and accrued interest payable in kind thereon into 20,391,019 common shares. Other conversions of Convertible Debentures and accrued interest payable in kind thereon took place in the first quarter of 2006. During the three months ended March 31, 2006, the conversion of $62.6 million of Convertible Debentures into common shares resulted in the reclassification of $36.0 million from the debt component and $26.6 million from the equity component to capital stock.

The long-term project financing relates to outstanding notes with Export Development Canada (“EDC”) and the Inter-American Development Bank (“IADB”) that are obligations of CTR. As of March 31, 2006 and December 31, 2005, a principal amount of US$29.5 million was outstanding. During the second quarter of 2005, SR Telecom and the CTR lenders re-negotiated and agreed on the maturity and payment terms of the loan to extend the maturity to May 17, 2008. The interest rate is at LIBOR plus 4.5%, plus 1% per year, payable at maturity. The Corporation continues to guarantee the performance of the obligations of CTR to the lenders up to an amount of US$12.0 million. This guarantee is secured against all assets of SR Telecom and ranks pari passu with the Convertible Debentures and subordinate to the security for the credit facility. As part of the agreement, the guarantee may be reduced over time to the extent that SR Telecom makes payments to the CTR lenders on account of principal. In addition, the CTR lenders have agreed not to exercise or enforce any remedies they may have against SR Telecom until May 17, 2008 or such earlier date as there may be a default by SR Telecom under its new Credit Agreement

SR Telecom Inc. 8150 Trans-Canada Hwy. Montreal QC H4S 1M5 T (514) 335.1210 F (514) 334.7783
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or upon an insolvency or bankruptcy of the Corporation. SR Telecom has agreed to provide certain management, technical, inventory and other support to CTR.

Counterparties for both long-term project financing facilities are governmental export or development financing organizations. Both tranches rank pari passu and are secured by a pledge of all of the assets of CTR and a pledge of the shares in the share capital of CTR and intermediate holding companies. SR Telecom has also agreed to provide CTR with the necessary funds and resources to complete the network as well as maintain its initial equity investment in CTR.

The notes are subject to a number of performance, financial performance and financial position covenants, essentially all of which were waived until March 31, 2006. In accordance with accounting principles, the notes are classified as current liabilities. The covenants under the notes fall into two main categories: the financial covenants require the achievement of specific objectives for the current ratio, debt service coverage ratio, debt to equity ratio, minimum earnings before income taxes, depreciation and amortization, minimum recurring revenues and receivables turnover. The performance covenants focus on timely completion of the network and timely achievement of financial independence for the project. While the foregoing is not an exhaustive list of covenants, it includes the majority of non-reporting covenant requirements.

Shareholder’s Equity

	March 31,	December 31,
	2006	2005
	$	$
Authorised
An unlimited number of common shares
An unlimited number of preferred shares issuable in series

728,860,198 common shares (65,666,961 common shares as at December 31, 2005)	349,788	238,086
Equity component of convertible redeemable secured debentures	1,170	27,785

On February 2, 2006, the Corporation completed a $50.0 million private placement for 333,333,333 common shares and converted approximately $58.4 million of Convertible Debentures and accrued interest payable in kind thereon into 280,881,314 common shares. On February 27, 2006, the Corporation completed a private placement of an additional $4.3 million for 28,498,302 common shares and converted approximately $4.2 million of Convertible Debentures and accrued interest payable in kind thereon into 20,391,019 common shares. Share issue costs amounted to $1.0 million. Furthermore, during the three-months ended March 31, 2006, additional Convertible Debentures and accrued interest payable in kind thereon were converted into 89,269 common shares.

On February 20, 2006, 3,571,465 of the issued and outstanding warrants expired. These warrants were initially issued on February 24, 2004 within the context of a public offering. Following the expiry of these warrants, 352,941 warrants with an exercise price of $10 per common share, expiring on July 18, 2008, remain issued and outstanding.

As at March 31, 2006, the Corporation’s outstanding number of stock options was 226,930 of which 200,380 stock options are exercisable. For the three months ended March 31, 2006, no stock-based compensation expense ($0.1 million for the three months ended March 31, 2005) was included in operating expense in the consolidated statement of earnings.

In March 2006, the Board of Directors approved a new employee and director stock option plan. The plan is subject to shareholder approval to be obtained at the Company’s 2005 Annual General Meeting taking place in June 2006. The plan stipulates that the number of shares reserved for issuance under all security-based compensation cannot exceed 10% of issued and outstanding securities of the Company, at any time. Options will be granted to the board of directors and employees at the discretion of the board of directors. All stock options granted under this plan vest over 4 years and expire 7 years from the grant date. The exercise price of stock options granted under this plan shall be determined by the board of directors but shall not be lower than the volume weighted average trading price of the common shares on the TSX for the five trading days immediately preceding the date of grant of the option. On April 3, 2006, approximately 14,917,000 stock options were granted to employees and directors at an exercise price of $0.32 subject to obtaining all necessary regulatory and other approvals.

Off-Balance Sheet and Banking Arrangements

In 2005, the Corporation received notice from its bankers requiring it to seek new banking arrangements effective December 31, 2005. This was further extended until January 31, 2006. In January 2006, the Corporation secured new banking arrangements with other bankers. Currently, the Corporation still has approximately $1.1 million in outstanding performance bonds issued under a facility with our previous bank. These will remain outstanding with this bank until maturity.

SR Telecom Inc. 8150 Trans-Canada Hwy. Montreal QC H4S 1M5 T (514) 335.1210 F (514) 334.7783
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The Corporation has provided its customers with product warranties that generally extend for one year, as part of the normal sale of products. The Corporation also indemnifies its customers against any actions from third parties related to intellectual property claims arising from use of the Corporation’s products. In the Corporation’s experience, claims under such indemnifications are rare, and the associated fair value of the liability is not material.

Pursuant to the acquisition of Netro Corporation, the Corporation has agreed to indemnify and hold harmless, the former directors and officers of Netro, for a period of six years, and to obtain directors and officers insurance in this regard for a period of three years.

Pursuant to the sale of substantially all of the assets and the operations of its subsidiary in France and its Australian subsidiary, SR Telecom Inc. and its French subsidiary have agreed to indemnify the Purchaser should the sold businesses realize a loss in the year ended November 30, 2006, up to a maximum of #eu#0.8 million. No provision has been recorded in relation to this potential indemnity as management does not expect the sold businesses to realize a loss in 2006.

Related Party Transactions

SR Telecom has entered into various transactions with members of the Board of Directors of the Corporation and their affiliated companies. The affiliated companies have provided primarily professional services to the Corporation.

Cash Flows

For the three months ended March 31, 2006, cash flows used in continuing operations totaled $19.2 million compared to cash flows provided by continuing operations of $2.1 million for the three months ended March 31, 2005. This is primarily the result of an increase in working capital requirements, in particular, accounts receivable.

For the three months ended March 31, 2006, cash flows provided by continuing financing activities amounted to $49.2 million, arising from the private placements issued in February 2006, compared to cash flows used by continuing financing activities of $1.3 million for the three months ended March 31, 2005, mainly reflecting the repayment of long-term debt and lease liability.

For the three months ended March 31, 2006, cash flows used in continuing investing activities amounted to $0.9 million, compared to cash flows used in continuing investing activities of $1.8 million for the three months ended March 31, 2005. In the first quarter of 2005, the Corporation increased its restricted cash by $1.1 million.

Risks and Uncertainties

SR Telecom is subject to several risks and uncertainties that could impact its business, financial condition or results of operations. Refer to SR Telecom’s annual MD&A for discussions of such risks and uncertainties. The risks and uncertainties described in the annual MD&A are not the only ones that we may face. Additional risks and uncertainties of which we are unaware, or that we currently deem to be immaterial, may also become important factors that affect us.

SR Telecom Inc. 8150 Trans-Canada Hwy. Montreal QC H4S 1M5 T (514) 335.1210 F (514) 334.7783
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